December 23, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Katherine Bagley

Staff Attorney

Re:	CloudCommerce, Inc. Offering Statement on Form 1-A

Amendment No. 5
File No. 024-11067

Dear Ms. Bagley:

We hereby request acceleration of the qualification date and time of the above referenced Offering Statement on Form 1-A to 4:00 pm Eastern Standard Time on Thursday, December 26, 2019, or as soon thereafter as practicable.

If you have any questions regarding the matters discussed above, please do not hesitate to contact our counsel Marcelle S. Balcombe, Esq., of Sichenzia Ross Ference LLP at (212) 981-6772.

Very truly yours,

CloudCommerce, Inc.

/s/ Andrew Van Noy

By:Andrew Van Noy

Chief Executive Officer